Exhibit 12
Calculation of Ratios of Earnings to Fixed Charges

	Nine Months Ended
	September 30,			Year Ended December 31,
	2007	2006		2006		2005		2004		2003		2002
	(in thousands, except ratios)
RATIO OF EARNINGS TO FIXED CHARGES:
Pre-tax (loss) income from continuing operations before adjustment for
income from equity investee	(228,777)	(19,255)		(11,750)		(12,390)		(14,321)		11,564		(19,192)

Fixed charges:
Interest expense (a)	56,238	20,796		26,570		21,795		22,114		9,711		15,069
Preferred stock accretion and dividends	—	—		—		—		10		448		2,374
Interest portion of rent expense (b)	2,947	2,210		2,956		2,504		1,849		1,439		1,078

Total fixed charges	59,185	23,006		29,526		24,299		23,973		11,598		18,521

Total earnings (loss)	(169,592)	3,751		17,776		11,909		9,652		23,162		(671)

Ratio of earnings to fixed charges	—	0.2	x	0.6	x	0.5	x	0.4	x	2.0	x	—
Ratio of coverage deficiency	(c )	(c	)	(c	)	(c	)	(c	)	—		(c )

(a)	Interest expense includes the write-off and amortization of deferred financing costs and the write-off and amortization of non-cash discounts associated with our debt issuances.

(b)	Includes approximately one-fourth of the rent expense for each period presented which management believes is a reasonable approximation of the interest component of such rentals.

(c)	Due to the loss from operations for the nine months ended September 30, 2007 and 2006 and the years ended December 31, 2006, 2005, 2004, and 2002 there were insufficient earnings of $228.8 million, $19.3 million, $11.8 million, $12.4 million, $14.3 million and $19.2 million, respectively, to cover fixed charges.